February 21, 2012
Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Franklin Resources, Inc.
Form 10-K for the fiscal year ended September 30, 2011
Filed November 15, 2011
File No. 1-9318

Dear Mr. Cash:

We have received your letter dated January 31, 2012. Set forth below are each of the comments in your letter followed by our response. Where additions or changes to disclosures in future filings are included the revised language is provided in bold text. We will make the changes beginning with our Form 10-Q for the quarter ended March 31, 2012.

General
1.    Comment:
With a view towards future disclosure, please help us understand whether your assets under management contain money market funds that you sponsor. Tell us what consideration you have given to the possibility for supporting such funds in the event of a decline in the value of their net assets.
Response:
We do not have a significant money market fund business. As of December 31, 2011, the money market funds that we sponsor represented 0.7% of our total assets under management ("AUM"). These funds primarily serve as a convenience for investors to facilitate exchanges between products, are not typically actively marketed to the public and employ very conservative investment strategies. As yields in these funds have decreased we have provided support in the form of waivers of investment management fees and certain other fund expenses, which totaled approximately $18 million in the fiscal year ended September 30, 2011. We have not had to consider any other support to these funds in the last three years as the funds are not competing on yield so they are not incented to take on undue risks and are not invested in derivatives or other relatively volatile securities.

Based on the immaterial percentage of AUM of our money market funds and low risk of a decline in value of their assets, we do not plan to add any specific disclosures regarding money market funds. Should these circumstances change in the future we would consider the need for additional disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31
Results of Operations, page 32
2.    Comment:
We remind you that in your letter dated June 29, 2011 regarding our review of your Form 10-K for the year ended September 30, 2010, you stated you would revise future filings to:

•	Quantify any significant changes in your investment management fee rates and their impact on your results.

•
Quantify and discuss any significant variances in your effective investment management fee rates from the “industry asset-weighted average management fee rates,” including their impact on your results.

•	Quantify any significant offsetting increases and decreases in your average effective management fee rate by investment objective and discuss the impact of these changes on your results.

•	Provide a more specific and comprehensive discussion regarding how changes in your AUM mix by investment objective impact your effective management fee rate and quantify the impact on your results.

Please provide us a specific and comprehensive discussion regarding how you believe you have complied with these intentions.
Response:
We made the following disclosures on pages 37-38 of our Form 10-K in accordance with our letter dated June 29, 2011:

•
We disclosed our effective investment management fee rates for fiscal years 2009 - 2011 and that the rate increases “primarily resulted from higher levels and relative weighting of international AUM, which was driven by growth in cross-border products.” The higher rates were disclosed as secondary factors for the increases in investment management fees in fiscal years 2011 and 2010, after the primary factors of higher average AUM, which we disclosed resulted in approximately 87% and 76% of the increases.

•
We disclosed that “Changes to our effective investment management fee rates in the U.S. have not varied significantly from changes in industry rates. During fiscal year 2011 our U.S. hybrid rate increased by approximately two basis points more than the industry rate due to the loss of a $12.0 billion institutional advisory account that had a low fee rate.” We did not disclose the impact of the higher U.S. hybrid rate on our results as it was not material.

•
There were no significant offsetting increases and decreases in our average effective management fee rate by investment objective, therefore we did not make any corresponding disclosures in our Form 10-K.

•
Changes in our AUM mix by investment objective were not the primary factors impacting our effective fee rate, therefore we did not make any specific corresponding disclosures. As addressed in the first bullet point above, the rate increases in fiscal years 2011 and 2010 resulted from higher amounts and weighting of international AUM. The international AUM growth occurred in six of the seven investment objectives, such that the rate increases were spread across the objectives. Our disclosure also included the explanation that "Generally, investment management fees earned on international products are higher than fees earned on U.S. products as they include fees to offset higher distribution costs." Although growth in global/international fixed-income AUM was the main contributor to our overall increases in average AUM and therefore investment management fees, a significant portion of the growth was in U.S. products. As a result the increases in the mix in this investment objective were not the main driver of the increases in the effective fee rates.

3.     Comment:
We note that your assets under management have been significantly impacted by higher sales of and additional concentrations in global/international fixed income products. We further note that your investment management fees on international products are higher than fees earned on U.S. products. With a view towards future disclosure, please provide us with a quantified discussion of the range of fees and average fees of these products for each period presented. Please also provide us with quantified information regarding how the additional concentration of sales and product mix related to these products impacted your results.
Response:
Please note, as disclosed in the table of AUM by product and investment categories on pages 13-14 in the business section in Part I of the Form 10-K, that products in the global/international fixed-income investment objective are available to investors in both the U.S. and internationally. During fiscal year 2011 the higher sales in these products occurred in all regions, reflecting the preference of investors worldwide for globally diversified fixed-income investments. The higher sales outside the U.S. of global/international fixed-income products, as well as products in our other investment objectives, resulted in the increase in the overall mix of international products in our total AUM, as disclosed in the table of average mix of AUM by sales region on page 36. As disclosed on page 38, investment management fees earned on international products are generally higher than fees earned on U.S. products as they include fees to offset higher distribution costs (which are not offset by higher sales and distribution fees). Therefore, both the higher worldwide sales of global/international fixed-income products and the higher overall percentage of AUM in products sold outside the U.S. contributed to our increase in investment management fees.
We believe that our disclosures regarding increases in investment management fee revenues on pages 37-38 of the Form 10-K provide the impact on our results from the additional concentrations of global/international fixed-income products and international products. We disclosed that approximately 87% of the increase in fiscal year 2011 and 76% of the increase in fiscal year 2010 resulted from increases in average AUM, of which the primary driver was net new flows from global/international fixed-income products. We further disclosed that the secondary factors of the increases were higher fee rates, which we explained primarily resulted from the higher levels and mix of international (i.e. sold outside of the U.S.) product AUM.
Please refer to our response to comment five below regarding disclosure of the range of fees and average fees for our products.
4.     Comment:
We note your statement on page 33 that investment management fees from approximately 59% of your AUM at September 30, 2011 were calculated using daily average AUM. With a view towards future disclosure, please clarify if the averages you present are daily averages and explain how the remaining investment management fees were calculated. In addition, please clarify how differences in fee calculations impact your results.
Response:
The averages presented are monthly average AUM, which we defined on page 31 of the Form 10-K. Investment management fees for our products are calculated in accordance with the terms of the respective management fee agreements. Almost all investment management fees that are not calculated on daily average AUM are based on monthly average AUM, quarterly average AUM, or AUM as of the beginning or end of a billing period. The different calculation bases will impact the calculated revenue to the extent that AUM varies significantly during the month or quarter. This does not typically occur; however, twice in the last three years we have identified quarters where the daily average has been notably lower than the monthly average and shared this fact with analysts and investors as part of management's quarterly earnings commentary. In future periods when the difference between the daily average AUM and monthly average AUM has a more than insignificant impact on our effective management fee rate we will provide additional disclosure in MD&A regarding the impact on our results.
5.     Comment:
We note you revised your disclosures in response to our review of your Form 10-K for the fiscal year ended September 30, 2010 to include a roll-forward of changes in your AUM by investment objective and to include details of the average mix of your AUM by investment objective. Given the changes in your AUM by investment objective, we continue to believe that you should revise future filings to disclose your ranges of fees and average fees by investment objective. Such disclosures will enable investors to gain a clearer and more transparent view of how your fees impact your results.
Response:
The AUM in each of our investment objectives consists of a broad and diversified asset base. We provided a table of AUM by product and classification, including types of investment vehicles, on pages 13-14 in the business section in Part I of the Form 10-K. The purpose of this table is to illustrate the diversity of the types of products and the types of securities in which those products invest within each investment objective. Products within these detailed categories also vary based on the specifics of investment mandates, the nature of services we provide, business relationships and local business practices.
The vast range of our products can be compared to that of a supermarket. A supermarket has many different types of products with a large variety of prices, such that distilling all of them within a broad product category to an average price, or providing a range of prices, would not provide meaningful information about how the products impact the supermarket's results. In our business, we have numerous products that are distributed through various distribution channels in five geographic sales regions all within the same investment objective. As the fees vary for each of the product variations the average for the investment objective is not meaningful to our results.
For these reasons, providing the range of fees and the average fee by investment objective or location would not provide additional clarity for investors. Additionally, providing a range of fees would highlight the low and high outliers and could give competitors access to significant proprietary information regarding our pricing. While our fee rates for retail funds are available in the product prospectuses and are public information, our institutional pricing is not public information. We are not aware of any of our competitors disclosing this type of fee information in their public filings.
Over the past ten years our total investment management fees have been very highly correlated with changes in our average AUM. The correlation is 99.6%, despite changes in the mix of our AUM by investment objective and geography. This indicates that total average AUM is the most relevant data point for understanding changes in our investment management fees.
We believe that our disclosures included on page 38 of the Form 10-K regarding the factors impacting our overall effective fee rate, the industry asset-weighted average management fee rates and how our fee rates compare to the industry rates provide investors with sufficient information regarding our fees and their impact on our results.
6.     Comment:
We remind you that in your letter dated June 29, 2011 regarding our review of your Form 10-K for the fiscal year ended September 30, 2010, you agreed to revise future filings to disclose and discuss your aggregate fund performance by investment objective. We note you have included disclosure regarding benchmark and peer group comparisons of your AUM. However, in order for investors to more fully understand your performance, please provide us, and include in future filings, your actual return rates by investment objective for each period presented.

Response:
We believe that our disclosure of aggregate fund performance by investment objective in comparison to benchmark and peer groups is consistent with our agreement in our June 29, 2011 letter.
We also believe that the relative performance of our products within the different investment objectives against pre-established benchmarks and peer groups is the most relevant and significant information that investors can use to assess future sales of our products, and therefore future growth. Research companies such as Lipper and Morningstar rate mutual funds by comparing their results to similar funds within a peer group, providing context and perspective for making knowledgeable fund investment decisions. These ratings are aggregated by publications such as Barron's which publish rankings of investment management companies. These ratings and rankings are established vehicles for assessment of investment management company results. It is our experience that relative performance is typically a key factor in determining future sales levels. In contrast, the aggregation of actual returns of our products by investment objective would result in a blending of varied retail products and institutional accounts such that the averages themselves would not be meaningful to investors on their own.
We also note that the rollforwards of our AUM by investment objective include appreciation or depreciation, which represent the actual market returns.
7.     Comment:
With a view towards future disclosure, please quantify the amounts of assets under management that are concentrated in sovereign and non-sovereign debt exposures in European countries of concern, explain how changes in these amounts impacted your results, and address the potential impact, risks and uncertainties that may be associated with future changes. Please provide your analysis separately for each European country for which you have significant AUM related to sovereign and non-sovereign debt.
Response:
As of December 31, 2011, our AUM included $7.5 billion of sovereign and non-sovereign debt in the five Eurozone countries that are facing significant solvency concerns (Portugal, Ireland, Italy, Greece and Spain). Approximately 88% of this amount was in Irish sovereign debt. The total exposure represents only 1.1% of our total AUM of $670.3 billion and has not had a significant impact on our results. Similarly the potential impact, risks and uncertainties that may be associated with future changes are not significant for this low percentage of our AUM.
We disclosed that the ongoing European debt crisis could affect the mix, market values and levels of our AUM, which could have a negative impact on our revenues and income, in our risk factors on page 19 of our Form 10-K. In our recently filed Form 10-Q for the quarter ended December 31, 2011, we also added a specific statement that volatility is likely to continue in the global financial markets as the crisis has not been resolved. We will continue to assess the situation and our exposure through our AUM and will add additional disclosures in future filings if necessary to add clarity to the risks we face due to the issues in the European countries of concern.
8.     Comment:
It continues to appear to us that your discussion of changes in certain revenues and expenses would be enhanced by disclosing and discussing such amounts relative to other factors. Please revise future filings to:

•	quantify and discuss the percentage of sales fees to total commissionable sales during each period presented;

•	quantify and discuss the percentage of distribution fees to average AUM during each period presented;

•	quantify and discuss the percentage of sales and distribution fees paid to financial advisors and other intermediaries who sell your products during each period presented;

•	quantify and discuss the percentage of asset based sales, distribution and marketing expenses to average AUM during each period presented;

•	quantify and discuss the percentage of sales based sales, distribution and marketing expenses to total commissionable sales during each period presented;

•	quantify and discuss the percentage of compensation and benefits to total operating revenues or, if more applicable, to investment management fees or AUM during each period presented.
Response:
In future filings, we will enhance our disclosures of changes in certain revenues and expenses in our MD&A. The enhancements will include adding a table to the sales and distribution fees section that presents asset-based and sales-based fees, similar to the table in the sales, distribution and marketing expenses section, to facilitate the discussion of the fee components. In regards to the specific factors you identified:

•	We will quantify the percentage of sales fees to total commissionable sales during each period presented, and discuss any significant changes in the percentages.

•	We will quantify the percentage of distribution fees to average AUM during each period presented, and discuss any significant changes in the percentages.

•
Nearly all of our fund products are sold to investors on our behalf through third-party financial advisors and other intermediaries. As a result we pay substantially all of the sales and distribution fees that we earn to these third parties. For many of our products that are distributed outside of the U.S., including our cross-border products, we do not earn specific distribution fees, but instead earn higher investment management fees. As we incur distribution expenses on those products, our reported sales and distribution fees are less than our sales, distribution and marketing expenses. For this reason it would not be meaningful to quantify the percentage of the sales and distribution fees that are paid to the third parties. We made a presentation change to our income statement during the past fiscal year in order to more clearly disclose our expenses incurred for the third parties' sales efforts and ongoing distribution activities. To provide additional clarity we will revise the disclosure in the sales and distribution fees section to state “We pay substantially all of our sales and distribution fees to the financial advisers and other intermediaries who sell our sponsored investment products to the public on our behalf. See the description of sales, distribution and marketing expenses below.”

We will also revise the disclosure in the sales, distribution and marketing expenses section to state “Sales, distribution and marketing expenses primarily consist of payments to financial advisers, broker/dealers and other third parties for providing services to investors in our sponsored investment products, including marketing support services. Sales expenses are determined as percentages of sales and incurred from the same commissionable sales transactions that generate sales fee revenues. Distribution expenses are determined as percentages of AUM and incurred from assets that generate either distribution fees or higher levels of investment management fees. Marketing support expenses are based on sales, AUM or a combination thereof.”

•	We will quantify the percentage of asset-based sales, distribution and marketing expenses to average AUM during each period presented, and discuss any significant changes in the percentages.

•
We will quantify the percentage of sales-based sales, distribution and marketing expenses to sales-based fees during each period presented, and discuss any significant changes in the percentages. We believe this percentage is more meaningful than the percentage of sales-based sales, distribution and marketing expenses to total commissionable sales. For the fiscal years ended September 30, 2011, 2010 and 2009 these percentages were 92%, 93% and 90%.

•
Our compensation and benefits expense is determined on a bottoms-up basis for all employees, and a majority of the expense is not variable. Unlike investment banks, we do not use a ratio to measure or derive compensation and benefits expense, with the exception of insignificant variable compensation costs that are related to performance-based investment management fees. Discussions of compensation and benefits expense on our quarterly analyst and investor conference calls focus on the run rate of the expense rather than a ratio.

Our internal analysis of compensation and benefits expense focuses on the various significant components that we disclose and discuss in MD&A as appropriate. These consist of salaries and wages, variable compensation, employee commissions, benefits and severance costs. These components are impacted by varying factors, including staffing levels, annual merit salary adjustments, company performance, benefit plan changes and currency impacts. We believe that our disclosures provide investors with insight into these various factors, unlike a percentage of revenues or AUM for which there is no causal relationship and that would not be useful. We also note that such a percentage is not a typical disclosure item for other large publicly-traded investment management companies.
Financial Statements and Supplementary Data, page 60
Note 1 – Significant Accounting Policies, page 71
Basis of Presentation, page 71

9.     Comment:
We note you identified accounting errors related to certain investments in non-variable interest entity limited partnerships and similar structures. Please provide us a specific and comprehensive analysis regarding how you determined that these errors did not result in any material misstatements to previously issued consolidated financial statements. In this regard, please address the impact of the errors on your quarterly results. In addition, please tell us what consideration you gave to these errors in determining whether your controls were effective.
Response:
Presented below is our analysis of the materiality of the impact of accounting errors related to certain investments in non-variable interest entity limited partnerships and similar structures (“limited partnership entities”). Our analysis was prepared in accordance with the guidance in SAB 99 and SAB 108, and includes the impacts of adjustments disclosed in Note 5 of our Form 10-K for the fiscal year ended September 30, 2010 and other minor errors. We considered all relevant circumstances, both quantitative impacts and qualitative factors. We concluded that the errors individually and in the aggregate did not materially misstate our consolidated annual and interim financial statements taken as a whole as they did not significantly alter the total mix of information available. Prior to the filing of our Form 10-K, we consulted with our internal and external counsel on this matter and reviewed and discussed our analysis and conclusion with the Audit Committee of our Board of Directors.
Quantitative analysis of materiality
The following tables summarize the quantitative impacts of the errors on our consolidated statements of income, balance sheets and statements of cash flows for each of the annual and quarterly periods.

Consolidated Statements of Income - Rollover Method

	Overstatement/(Understatement) of Reported Amounts
(dollars in millions)	FY-09	Q1-10	Q2-10	Q3-10	Q4-10	FY-10	Q1-11	Q2-11	Q3-11	Q4-11	FY-11
Operating Revenues
Error amount	$(29.1)	$—	$(11.3)	$19.5	$(20.4)	$(12.3)	$4.3	$(13.8)	$2.1	$25.1	$17.7
Percentage impact	(0.7)%	0.0%	(0.8)%	1.3%	(1.3)%	(0.2)%	0.3%	(0.8)%	0.1%	1.4%	0.2%

Operating Expenses
Error amount	$0.4	$(0.5)	$(0.5)	$2.8	$(3.4)	$(1.6)	$(11.8)	$(2.7)	$3.7	$(18.7)	$(29.6)
Percentage impact	0.0%	(0.1)%	(0.1)%	0.3%	(0.3)%	0.0%	(1.1)%	(0.2)%	0.3%	(1.6)%	(0.7)%

Operating Income
Error amount	$(29.5)	$0.4	$(10.8)	$16.6	$(17.0)	$(10.8)	$16.1	$(11.1)	$(1.5)	$43.8	$47.3
Percentage impact	(2.5)%	0.1%	(2.4)%	3.2%	(3.3)%	(0.6)%	2.4%	(1.8)%	(0.2)%	6.4%	1.8%

Income Before Taxes
Error amount	$35.0	$(19.1)	$(89.7)	$2.5	$(44.7)	$(151.0)	$(5.0)	$(1.7)	$11.6	$47.5	$60.9
Percentage impact	2.7%	(3.7)%	(17.6)%	0.5%	(8.1)%	(7.3)%	(0.7)%	(0.3)%	1.7%	8.5%	2.3%

Net Income
Error amount	$31.0	$(19.0)	$(90.3)	$5.2	$(36.8)	$(140.8)	$(5.0)	$6.8	$11.6	$47.5	$69.4
Percentage impact	3.4%	(5.3)%	(25.2)%	1.4%	(9.8)%	(9.7)%	(1.0)%	1.4%	2.4%	13.3%	3.8%

Net Income Attributable to FRI
Error amount	$14.4	$0.5	$0.9	$(4.2)	$(2.7)	$(5.3)	$(8.5)	$—	$—	$—	$—
Percentage impact	1.6%	0.1%	0.3%	(1.2)%	(0.7)%	(0.4)%	(1.7)%	0.0%	0.0%	0.0%	0.0%

Consolidated Balance Sheets - Iron Curtain Method

	Overstatement/(Understatement) of Reported Amounts
(dollars in millions)	Q4-09	Q1-10	Q2-10	Q3-10	Q4-10	Q1-11	Q2-11	Q3-11	Q4-11
Current Assets
Error amount	$(63.0)	$(47.3)	$(32.6)	$(57.0)	$(138.0)	$(85.2)	$(82.8)	$(78.7)	$—
Percentage impact	(1.2)%	(0.9)%	(0.6)%	(0.9)%	(2.2)%	(1.3)%	(1.2)%	(1.0)%	0.0%

Non-Current Assets
Error amount	$(697.7)	$(695.2)	$(789.7)	$(743.1)	$(725.2)	$(740.5)	$(724.8)	$(711.4)	$—
Percentage impact	(21.9)%	(21.8)%	(23.7)%	(21.8)%	(21.4)%	(17.1)%	(16.5)%	(16.2)%	0.0%

Total Assets
Error amount	$(760.7)	$(742.5)	$(822.3)	$(800.1)	$(863.2)	$(825.7)	$(807.6)	$(790.1)	$—
Percentage impact	(8.0)%	(8.0)%	(8.6)%	(7.7)%	(8.1)%	(6.7)%	(6.3)%	(6.0)%	0.0%

Current Liabilities
Error amount	$5.5	$3.0	$(0.3)	$1.6	$(10.4)	$(7.5)	$(27.5)	$(19.7)	$—
Percentage impact	0.8%	0.3%	0.0%	0.2%	(1.0)%	(0.7)%	(2.3)%	(1.5)%	0.0%

Non-Current Liabilities
Error amount	$(104.6)	$(79.4)	$(110.4)	$(112.0)	$(135.4)	$(137.0)	$(138.5)	$(134.0)	$—
Percentage impact	(35.2)%	(25.8)%	(35.0)%	(9.2)%	(11.0)%	(6.5)%	(6.5)%	(6.3)%	0.0%

Total Liabilities
Error amount	$(99.0)	$(76.4)	$(110.7)	$(110.4)	$(145.9)	$(144.6)	$(166.1)	$(153.7)	$—
Percentage impact	(5.6)%	(3.7)%	(5.3)%	(3.7)%	(4.9)%	(3.4)%	(3.8)%	(3.5)%	0.0%

Total Stockholders' Equity
Error amount	$(657.9)	$(666.2)	$(710.9)	$(691.9)	$(717.4)	$(681.2)	$(650.1)	$(636.4)	$—
Percentage impact	(8.6)%	(9.3)%	(9.6)%	(9.3)%	(9.3)%	(8.4)%	(7.7)%	(7.3)%	0.0%

Consolidated Statements of Cash Flows

	Overstatement/(Understatement) of Reported Amounts
(dollars in millions)	FY-09	Q1-10	Q2-10 YTD	Q3-10 YTD	FY-10	Q1-11	Q2-11 YTD	Q3-11 YTD	FY-11
Operating cash flows
Error amount	$(53.7)	$10.0	$(28.0)	$(2.8)	$17.7	$28.7	$23.0	$22.7	$41.9
Percentage impact	(8.4)%	3.2%	(4.0)%	(0.2)%	1.1%	11.7%	4.7%	2.3%	2.6%

Investing cash flows
Error amount	$20.0	$12.2	$43.2	$(12.2)	$(82.6)	$(0.3)	$(21.7)	$(38.2)	$(211.1)
Percentage impact	6.9%	17.7%	139.4%	(129.8)%	(252.6)%	(0.1)%	(3.9)%	(8.8)%	(48.4)%

Financing cash flows
Error amount	$(16.6)	$33.8	$39.1	$(53.9)	$35.1	$27.1	$63.1	$78.0	$191.8
Percentage impact	(4.9)%	5.3%	5.3%	(13.0)%	5.9%	9.3%	12.3%	9.0%	19.8%

Prior to consideration of qualitative factors, we viewed impacts of the errors that are less than 5% of the reported amount (the “quantitative threshold”) as not material.
The impacts of the errors on key performance metrics that may influence the investment decisions of a reasonable investor (operating revenues, operating income and net income attributable to our shareholders) were less than the quantitative threshold in each period with the exception of the impact on operating income in the fourth quarter of fiscal year 2011. The quantitative threshold was exceeded in this period due to the recognition of a significant performance fee related to one of the consolidated limited partnership entities. We highlighted the performance fee in our third and fourth quarter earnings presentations to analysts and the investment community because we believed that it should not be considered in projections of our future performance due to its infrequent nature. As the overstated revenue was in effect excluded from analysts' and investors' views of our quarterly results, we believe that the operating income error did not change the view of a reasonable investor and is therefore not qualitatively material.
The impacts of the errors on income before taxes and net income exceed 5% of the reported amounts in many of the impacted periods. However, we do not consider the impact on these line items to be significant to a reasonable investor's investment decisions due to the impact of consolidating significant amounts of sponsored investment products and variable interest entities in our financial statements, as they do not contribute to our core operating performance. This impact was clearly evidenced with the adoption of new consolidation guidance in the first quarter of fiscal year 2011 and resulting consolidation of collateralized loan obligations ("CLOs"), as the gains and losses from these entities represented a considerable portion of income before taxes and net income. While these line items have traditionally been considered measures of our profitability, the inclusion of the CLOs' results "clouds" our performance and operating results as an investment manager, therefore making these line items less relevant indicators of our core operating performance. For example, in fiscal year 2011 98.5% of the CLOs' net income was attributable to noncontrolling interests. As a result, analysts and investors are placing significantly more importance on net income attributable to our shareholders, which excludes substantially all of the consolidated CLOs' income or loss.
As we previously accounted for all of our investments in the limited partnership entities using the equity method of accounting, we had already recorded our pro-rata share of the partnerships' earnings in our consolidated statements of income. The consolidation of the entities has the effect of grossing up our consolidated net income, with an offsetting gross-up to our net income attributable to noncontrolling interests, resulting in no impact on the net income attributable to our shareholders and earnings per share.
Similarly, the balance sheet impacts of the errors largely represent a gross up of investment and debt balances. We did not assume any additional risk following consolidation of the limited partnership entities as our risk of loss is limited to our investments in the entities. The impact on the balance sheet is similar to the impact of the assets and liabilities of the consolidated CLOs. As with the income statement impact discussed above, we have observed that analysts and the investment community pay little attention to the balances associated with consolidated entities that are not reflective of our core operations and not available to our shareholders.
The overall effects of the errors did not exceed the quantitative threshold for operating cash flows for all periods with the exception of the three-month period ended December 31, 2010 and fiscal year 2009. However, while the percentages of the errors exceed the quantitative threshold in these periods, the size of the errors in dollars is below a threshold of 5% of the respective periods' income before taxes. The impacts on investing and financing cash flows in fiscal year 2011 were affected by investment sales and related distributions of a limited partnership entity that is in liquidation; therefore the amounts are not representative of ongoing investing and financing activities. The impacts in fiscal years 2010 and 2009 resulted from high levels of volatility affecting the reported amounts.
We also considered the materiality of the errors relative to the cash and cash equivalents balance as of the end of each annual period, and that they are all below the quantitative threshold. Additionally, the net impact to the consolidated statements of cash flows resulting from the consolidation of the limited partnership entities was the addition of the entities' cash and cash equivalent balances as of the end of each fiscal period. These balances represented 2.5% or less of our consolidated cash and cash equivalents balance each period, and we consider them to be quantitatively immaterial.
Qualitative analysis of materiality
We also considered the following qualitative factors in arriving at the conclusion that the errors, whether or not they meet the quantitative threshold, are not material to our consolidated financial statements:

▪
The effects of the errors related to limited partnership entities had no impact on net income attributable to our shareholders, earnings per share and retained earnings; therefore there was no impact to the financial results affecting our shareholders. The errors also did not impact our core operations, quality of earnings and trends or any other key metrics important to the investment community, nor would they influence the judgment of a reasonable investor relying on our results of operations or profitability to make investment decisions. Additionally, the errors did not hide a failure to meet analysts' consensus expectations.

▪
The errors would not have an impact on analysts' and investors' expectations. We reviewed 19 recent analyst reports and noted that they are primarily focused on indicators of our operating performance, such as operating margin, average management fee rate, net income attributable to our shareholders, AUM growth and net product sales. None of these measures are significantly affected by the errors.

▪
The investment community valuing asset management companies typically applies multiples to GAAP EPS and, to a lesser extent, a “Cash” or “Economic” EPS. Non-cash adjustments made to GAAP EPS to determine “Cash” or “Economic” EPS typically include depreciation, amortization, and stock-based compensation, none of which are impacted by the errors. Further, in order to better estimate our ability to generate cash flows that can be returned to shareholders in the form of dividends or share repurchases in the future, analysts and investors generally make certain adjustments to derive our expected future net income. Such adjustments include removal of the effect of consolidating sponsored investment products from our consolidated statements of income.

▪
Our earnings releases and investor presentations provide analysts and investors with information useful for understanding our business and for decision making. These do not include a statement of cash flows, which is consistent with our industry. We reviewed the most recent earnings releases of 13 large publicly-traded asset managers and noted that only three of them provided cash flow statement data. We believe that the investment community would view the errors in the statements of cash flows indifferently because (a) the errors do not cause our net cash flow to change from net cash inflows to net cash outflows in any of the impacted periods; (b) the errors have no bearing on our core economics in the past, present or future; and (c) estimates and valuations are based primarily on numbers derived from the income statement (and occasionally, specific balance sheet and specific line items in the statements of cash flows, which are unaffected by the errors).

▪
The errors did not significantly impact MD&A, which generally focuses on AUM and related revenue streams. We believe that the errors did not make the MD&A disclosures misleading to a reasonable investor relying on our consolidated financial statements. MD&A also focuses on liquidity and capital resources, which were not affected by the errors as we have no rights to the assets of the limited partnerships and we bear no risks associated with their liabilities.

▪
The errors did not affect our compliance with regulatory or capital requirements, any contractual requirements or loan covenants. They had no impact on any liquidity measures nor did they materially affect ratios based on the balance sheet or income statement. We have a significant amount of headroom in our capital ratios and they are not a consideration of analysts and the investment community.

▪	The errors do not change our income position into a loss position in any of the impacted periods.

▪	The errors do not impact our management's compensation, nor involve concealment of an unlawful transaction.

Subsequent to the filing of our Form 10-K and our first quarter of fiscal year 2012 Form 10-Q, we have not experienced any reaction from analysts or investors to the accounting errors. Our investor relations group has not received any questions about the errors, and the analyst reports have not included any discussion of the errors.
Controls
Based upon our review of the facts and circumstances of the accounting errors and consideration of relevant quantitative and qualitative factors, we concluded that the errors were indicative of a control deficiency within our internal control over financial reporting. The errors resulted from an inappropriate application of U.S. GAAP, which resulted in incorrect conclusions in previous periods with respect to the initial variable interest entity (“VIE”) determination of limited partnership entities. Absent new guidance or new significant transactions, we did not revisit the prior conclusions pertaining to the VIE determination for these entities in the preparation of our consolidated financial statements. Rather, the incorrect conclusion with respect to these types of entities was consistently applied in the review of the governing documents of similar new products in subsequent periods.
The errors did not merit the attention of our Audit Committee, senior management and others responsible for oversight of financial reporting, other than notification that an error occurred and was corrected, because of the following factors:

•	We reviewed the complete population of sponsored investment products, including limited partnership entities, and made all of the necessary corrections to reflect their appropriate classification.

•
As noted above, we concluded that the errors are not material to our consolidated financial statements as we do not believe that the errors would influence the judgment of a reasonable investor. Further, we do not believe that the errors would have changed analysts' earnings or valuation estimates because the errors do not change inputs to their models and ratios.

•	We did not assume any additional risk following consolidation of the limited partnerships entities as our risk of loss is limited to our investments in the entities.

•
We have an investment committee that approves new investments in sponsored investment products, subject to certain restrictions, and continually monitors its total exposure to such investments. The imposed investment restrictions effectively limit the magnitude of potential errors on our consolidated financial statements resulting from similar accounting errors, making it unlikely that such errors could be material.

Note 7 – Investments, page 85

10.     Comment:

With a view towards future disclosure, please quantify any investments in sovereign and non-sovereign debt in European countries of concern. Please provide this information on a per country basis. To the extent that you have any significant direct or indirect exposures to European debt, please discuss how you are evaluating the risks and uncertainties of these investments. In addition, please discuss if and how you entered into hedging arrangements to mitigate valuation risks.

Response:

As of December 31, 2011 we held no direct corporate investments in debt in the five European countries of concern (as identified in our response to comment seven above). Through consolidated sponsored investment products we had a $35.1 million total investment in Irish sovereign debt, representing 0.8% of our total investments. Through our investments in non-consolidated sponsored investment products we had indirect total exposure to $7.9 million of a mix of sovereign and non-sovereign debt in three of the affected countries, representing 0.2% of our total investments.

We will continue to monitor our exposure to debt in these countries. If it should become significant we will add additional disclosures in future filings as necessary to add clarity to the investment risks we face due to the issues in the European countries of concern.

Franklin Resources, Inc. acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 650-312-2230 if you have any additional questions.
Sincerely,
/s/ Kenneth A. Lewis
Kenneth A. Lewis
Executive Vice President and Chief Financial Officer
Franklin Resources, Inc.